FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 26, 2012

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 26, 2012 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Joseph Su, Manager ir@aseglobal.com Clare Lin, Senior Director (US Contact) clare.lin@aseus.com Tel: + 1.408.636.9524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2012

Taipei, Taiwan, R.O.C., October 26, 2012 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenue1 of NT$48,991 million for the third quarter of 2012 (3Q12), up by 5% year-over-year and up by 7% sequentially.  Net income for the quarter totaled NT$3,446 million, down from a net income of NT$3,468 million in 3Q11 and up from a net income of NT$3,202 million in 2Q12.  Diluted earnings per share for the quarter were NT$0.45 (or US$0.076 per ADS), compared to diluted earnings per share of NT$0.45 for 3Q11 and NT$0.42 for 2Q12.

"ASE delivered solid results this past quarter with revenue of NT$48,991 million, representing 7% growth over second quarter revenues," said Jason Chang, Chairman, ASE Group.  "Especially given the tepid economic environment, these results indicate that we are following our long-term strategic plan of growing ASE, through concentrated efforts on our copper wirebond, advanced packaging technology, and low pin count portfolios.”

RESULTS OF OPERATIONS

3Q12 Results Highlights – Consolidated

●
Net revenue contribution from packaging operations, testing operations, EMS operations, and substrates sold to third parties was NT$27,099 million, NT$5,911 million, NT$15,182 million, and NT$799 million, respectively, and each represented approximately 55%, 12%, 31%, and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$39,387 million, up by 4% year-over-year and up from NT$37,015 million in the previous quarter.

-	Raw material cost totaled NT$21,532 million during the quarter, representing 44% of total net revenue, compared with NT$20,032 million and 44% of total net revenue in the previous quarter.

-	Labor cost totaled NT$6,428 million during the quarter, representing 13% of total net revenue, compared with NT$6,179 million and 13% of total net revenue in the previous quarter.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Depreciation, amortization and rental expenses totaled NT$5,578 million during the quarter, up by 4% year-over-year and sequentially.

●	Gross margin increased 0.3 percentage points to 19.6% in 3Q12 from 19.3% in 2Q12.

●
Total operating expenses during 3Q12 were NT$4,806 million, including NT$2,030 million in R&D and NT$2,776 million in SG&A, compared with total operating expenses of NT$4,683 million in 2Q12.  Total operating expenses as a percentage of net revenue for the current quarter were 10%, and remained the same as 3Q11 and 2Q12.

●	Operating income for the quarter totaled NT$4,798 million, up from NT$4,174 million in the previous quarter. Operating margin was 9.8% in 3Q12 compared to 9.1% in 2Q12.

●	In terms of non-operating items:

-	Net interest expense was NT$409 million, up from NT$392 million a quarter ago.

-	Net foreign exchange gain of NT$243 million was primarily attributable to the depreciation of the U.S. dollar against N.T. dollar and appreciation of the U.S. dollar against Renminbi (“RMB”).

-	Gain on equity-method investments of NT$7 million was primarily attributable to our investment on Hung Ching Development & Construction Co.

-	Loss on valuation of financial assets and liabilities was NT$223 million.

-
Other net non-operating income of NT$42 million were primarily related to miscellaneous income.  Total non-operating expenses for the quarter were NT$340 million, compared to total non-operating expenses of NT$112 million for 3Q11 and total non-operating expenses of NT$436 million for 2Q12.

●
Income before tax was NT$4,458 million for 3Q12, compared to NT$3,738 million in the previous quarter.  We recorded income tax expense of NT$865 million during the quarter, compared to NT$442 million in 2Q12.

●	In 3Q12, net income was NT$3,446 million, compared to net income of NT$3,468 million for 3Q11 and net income of NT$3,202 million for 2Q12.

●
Our total number of shares outstanding at the end of the quarter was 7,594,722,226, including treasury stock owned by our subsidiaries.  Our 3Q12 diluted earnings per share of NT$0.45 (or US$0.076 per ADS) were based on 7,506,691,214 weighted average number of shares outstanding in 3Q12.

3Q12 Results Highlights – IC ATM2

●
Net revenue from IC ATM was NT$33,891 million for the third quarter of 2012, up 4% year-over-year and sequentially.  Net revenue contribution from packaging operations, testing operations, EMS operations, and substrates sold to third parties was NT$27,116 million, NT$5,911 million, NT$65 million and NT$799 million, respectively, and each represented approximately 80%, 18%, 0% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$26,165 million, up by 4% year-over-year and sequentially.

-	Raw material cost totaled NT$9,780 million during the quarter, representing 29% of total net revenue, compared with NT$9,712 million and 30% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,798 million during the quarter, representing 17% of total net revenue, compared with NT$5,566 million and 17% of total net revenue in the previous quarter.

2 ATM stands for Semiconductor Assembly, Testing and Material.

-	Depreciation, amortization and rental expenses totaled NT$5,235 million during the quarter, up by 3% year-over-year and up by 4% sequentially.

●	Gross margin increased 0.4 percentage points to 22.8% in 3Q12 from 22.4% in 2Q12.

●
Total operating expenses during 3Q12 were NT$3,710 million, including NT$1,615 million in R&D and NT$2,095 million in SG&A, compared with total operating expenses of NT$3,591 million in 2Q12.  Total operating expenses as a percentage of net revenue for the current quarter were 11%, and remained the same as 3Q11 and 2Q12.

●	Operating income for the quarter totaled NT$4,016 million, up from NT$3,697 million in the previous quarter. Operating margin was 11.8% in 3Q12 compared to 11.4% in 2Q12.

3Q12 Results Highlights – EMS

●	Net revenue contribution from EMS operations was NT$15,116 million, up by 7% year-over-year and up by 13% sequentially.

●	Cost of revenues was NT$13,105 million, up by 6% year-over-year and up by 12% sequentially.

-	Raw material cost totaled NT$11,768 million during the quarter, representing 78% of total net revenue, compared with NT$10,334 million and 77% of total net revenue in the previous quarter.

-	Labor cost totaled NT$629 million during the quarter, representing 4% of total net revenue, compared with NT$613 million and 5% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$212 million during the quarter, up by 14% year-over-year and up by 13% sequentially.

●	Gross margin increased to 13.3% in 3Q12 from 12.8% in 2Q12.

●
Total operating expenses during 3Q12 were NT$1,079 million, including NT$421 million in R&D and NT$658 million in SG&A, compared with total operating expenses of NT$1,073 million in 2Q12.  Total operating expenses as a percentage of net revenue for the current quarter were 7%, down from 8% in 3Q11 and 2Q12.

●	Operating income for the quarter totaled NT$932 million, up from NT$637 million in the previous quarter. Operating margin increased to 6.2% in 3Q12 from 4.8% in 2Q12.

LIQUIDITY AND CAPITAL RESOURCES

●	As of September 30, 2012, our cash and current financial assets totaled NT$23,564 million, compared to NT$23,581 million as of June 30, 2012.

●	Capital expenditures in 3Q12 totaled US$342 million, of which US$229 million was used for packaging, US$92 million for testing, US$14 million for EMS and US$7 million for interconnect materials.

●
As of September 30, 2012, we had total bank debt of NT$84,431 million, compared to NT$75,699 million as of June 30, 2012.  Total bank debt consisted of NT$36,910 million of revolving working capital loans, NT$2,961 million of the current portion of long-term debt, and NT$44,560 million of long-term debt.  Total unused credit lines amounted to NT$69,954 million.

●	Current ratio as of September 30, 2012 was 1.14, compared to 1.16 as of June 30, 2012. Net debt to equity ratio was 0.56 as of September 30, 2012.

●	Total number of employees was 56,061 as of September 30, 2012, compared to 52,312 as of September 30, 2011 and 55,059 as of June 30, 2012.

BUSINESS REVIEW

Packaging Operations3

●	Net revenues generated from our packaging operations were NT$27,116 million during the quarter, up by NT$772 million, or by 3% year-over-year, and up by NT$1,062 million, or by 4% sequentially.

●
Net revenues from advanced packaging accounted for 22% of total packaging net revenues during the quarter, down by 1 percentage point from the previous quarter.  Net revenues from IC wirebonding accounted for 68% of total packaging net revenues during the quarter, down by 1 percentage point from the previous quarter.  Net revenues from discrete and other accounted for 10% of total packaging net revenues during the quarter, up by 2 percentage points from the previous quarter.

●	Gross margin for our packaging operations during the quarter was 19.7%, up by 0.2 percentage points year-over-year and remained the same as the previous quarter.

●
Capital expenditures for our packaging operations amounted to US$229 million during the quarter, of which US$160 million was used for wirebonding packaging capacity and US$69 million for wafer bumping and flip chip packaging equipment.

●	As of September 30, 2012, there were 15,612 wirebonders in operation. 1,131 wirebonders were added and 188 wirebonders were disposed of during the quarter.

Testing Operations

●	Net revenues generated from our testing operations were NT$5,911 million, up by NT$413 million, or by 8% year-over-year, and up by NT$278 million, or by 5% sequentially.

●
Final testing contributed 80% to total testing net revenues, down by 2 percentage points from the previous quarter.  Wafer sort contributed 18% to total testing net revenues, up by 2 percentage points from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, which remained the same as the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,605 million, down from NT$1,617 million in 3Q11 and up from NT$1,583 million in 2Q12.

●	In 3Q12, gross margin for our testing operations was 33.8%, up by 1.3 percentage points year-over-year and up by 1.4 percentage points from the previous quarter.

●	Capital spending on our testing operations amounted to US$92 million during the quarter.

●	As of September 30, 2012, there were 2,809 testers in operation. 216 testers were added and 85 testers were disposed of during the quarter.

EMS Operations

●	Net revenues generated from our EMS operations were NT$15,116 million, up by NT$1,000 million, or by 7% year-over-year, and up by NT$1,716 million, or by 13% sequentially.

●
Communications products contributed 30% to total EMS net revenues, down by 2 percentage points from the previous quarter.  Computing products contributed 26% to total EMS net revenues, up by 2 percentage points from the previous quarter.  Consumer products contributed 16% to total EMS net revenues, up by 2 percentage points from the previous quarter.  Industrial products contributed 18% to total EMS net revenues, down by 2 percentage points from the previous quarter.   Car products contributed 8% to total EMS net revenues, down by one percentage point from the previous quarter.

3 IC packaging services include module assembly services.

●	In 3Q12, gross margin for our EMS operations was 13.3%, up by 1.1 percentage points year-over-year and up by 0.5 percentage point from the previous quarter.

●	Capital spending on our EMS operations amounted to US$14 million during the quarter.

Substrate Operations

●
PBGA substrate manufactured by ASE amounted to NT$2,187 million during the quarter, down by NT$226 million, or by 9% year-over-year, and up by NT$29 million, or by 1% from the previous quarter. Of the total output of NT$2,187 million, NT$799 million was from sales to external customers.

●	Gross margin for substrate operations was 16.7% during the quarter, up by 1.7 percentage points year-over-year and up by 1.4 percentage points from the previous quarter.

●	In 3Q12, our internal substrate manufacturing operations supplied 31% (by value) of our total substrate requirements.

Customers

IC ATM CONSOLIDATED BASIS

●
Our five largest customers together accounted for approximately 33% of our total net revenues in 3Q12, compared to 32% in 3Q11 and 33% in 2Q12.  There was no customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 48% of our total net revenues during the quarter, compared to 47% in 3Q11 and 47% in 2Q12.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 34% of our total net revenues during the quarter, compared to 35% in 3Q11 and 33% in 2Q12.

EMS BASIS

●
Our five largest customers together accounted for approximately 61% of our total net revenues in 3Q12, compared to 56% in 3Q11 and 61% in 2Q12.  There were two customers which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 79% of our total net revenues during the quarter, compared to 78% in 3Q11 and 80% in 2Q12.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2011 Annual Report on Form 20-F filed on April 20, 2012.

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	3Q/12	2Q/12	3Q/11
Net Revenues	33,891	32,485	32,581
Revenues by End Application
Communications	50%	50%	54%
Computers	12%	13%	14%
Automotive and Consumer	37%	36%	32%
Others	1%	1%	0%
Revenues by Region
North America	55%	56%	56%
Europe	12%	12%	11%
Taiwan	21%	20%	19%
Japan	6%	6%	7%
Other Asia	6%	6%	7%

Packaging Operations
Amounts in NT$ Millions	3Q/12	2Q/12	3Q/11
Net Revenues	27,116	26,054	26,344
Revenues by Packaging Type
Advanced Packaging	22%	23%	18%
IC Wirebonding	68%	69%	70%
Discrete and Other	10%	8%	12%
Capacity
CapEx (US$ Millions)*	229	283	140
Number of Wirebonders	15,612	14,669	13,535

Testing Operations
Amounts in NT$ Millions	3Q/12	2Q/12	3Q/11
Net Revenues	5,911	5,633	5,498
Revenues by Testing Type
Final test	80%	82%	85%
Wafer sort	18%	16%	13%
Engineering test	2%	2%	2%
Capacity
CapEx (US$ Millions)*	92	60	44
Number of Testers	2,809	2,678	2,536

EMS Operations
Amounts in NT$ Millions	3Q/12	2Q/12	3Q/11
Net Revenues	15,116	13,400	14,116
Revenues by End Application
Communications	30%	32%	33%
Computing	26%	24%	21%
Consumer	16%	14%	20%
Industrial	18%	20%	16%
Car	8%	9%	10%
Others	2%	1%	0%
Capacity
CapEx (US$ Millions)*	14	27	8
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2012	Jun. 30 2012	Sep. 30 2011	Sep. 30 2012	Sep. 30 2011
Net revenues:
Packaging	27,099	26,040	26,331	76,671	77,135
Testing	5,911	5,633	5,498	16,621	16,329
Direct Material	799	733	645	2,084	2,010
EMS	15,182	13,466	14,210	42,538	43,324
Others	0	0	14	50	159
Total net revenues	48,991	45,872	46,698	137,964	138,957

Cost of revenues	(39,387)	(37,015)	(37,786)	(112,314)	(112,423)
Gross profit	9,604	8,857	8,912	25,650	26,534

Operating expenses:
Research and development	(2,030)	(1,948)	(1,830)	(5,736)	(5,164)
Selling, general and administrative	(2,776)	(2,735)	(2,770)	(8,096)	(8,050)
Total operating expenses	(4,806)	(4,683)	(4,600)	(13,832)	(13,214)
Operating income	4,798	4,174	4,312	11,818	13,320

Net non-operating (expenses) income:
Interest expense - net	(409)	(392)	(334)	(1,192)	(931)
Foreign exchange gain (loss)	243	(371)	(579)	378	(312)
Gain (loss) on equity-method investments	7	(9)	(9)	(11)	122
Gain (loss) on valuation of financial assets and liabilities	(223)	352	904	(297)	980
Others	42	(16)	(94)	84	866
Total non-operating (expenses) income	(340)	(436)	(112)	(1,038)	725
Income before tax	4,458	3,738	4,200	10,780	14,045

Income tax (expense)	(865)	(442)	(717)	(1,772)	(2,678)
Income from continuing operations and before minority interest	3,593	3,296	3,483	9,008	11,367
Minority interest	(147)	(94)	(15)	(303)	(281)

Net income	3,446	3,202	3,468	8,705	11,086

Per share data:
Earnings per share
– Basic	NT$0.46	NT$0.43	NT$0.46	NT$1.17	NT$1.47
– Diluted	NT$0.45	NT$0.42	NT$0.45	NT$1.14	NT$1.43

Earnings per equivalent ADS
– Basic	US$0.077	US$0.073	US$0.079	US$0.197	US$0.253
– Diluted	US$0.076	US$0.071	US$0.078	US$0.191	US$0.247

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,506,691	7,587,403	7,633,272	7,606,823	7,738,797

Exchange rate (NT$ per US$1)	29.86	29.53	28.94	29.71	29.04

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – IC ATM
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2012	Jun. 30 2012	Sep. 30 2011	Sep. 30 2012	Sep. 30 2011
Net revenues:
Packaging	27,116	26,054	26,344	76,711	77,190
Testing	5,911	5,633	5,498	16,622	16,343
Direct Material	799	733	645	2,084	2,010
EMS	65	65	94	196	172
Total net revenues	33,891	32,485	32,581	95,613	95,715

Cost of revenues	(26,165)	(25,197)	(25,262)	(74,943)	(73,767)
Gross profit	7,726	7,288	7,319	20,670	21,948

Operating expenses:
Research and development	(1,615)	(1,532)	(1,408)	(4,469)	(3,931)
Selling, general and administrative	(2,095)	(2,059)	(2,045)	(6,064)	(5,845)
Total operating expenses	(3,710)	(3,591)	(3,453)	(10,533)	(9,776)
Operating income	4,016	3,697	3,866	10,137	12,172

Net non-operating (expenses) income:
Interest expense - net	(413)	(411)	(282)	(1,178)	(828)
Foreign exchange gain (loss)	220	(339)	(572)	361	(303)
Gain (loss) on equity-method investments	574	254	290	1,135	753
Gain (loss) on valuation of financial assets and liabilities	(249)	324	804	(348)	876
Others	51	14	(102)	54	690
Total non-operating (expenses) income	183	(158)	138	24	1,188
Income before tax	4,199	3,539	4,004	10,161	13,360

Income tax (expense)	(704)	(310)	(523)	(1,369)	(2,001)
Income from continuing operations and before minority interest	3,495	3,229	3,481	8,792	11,359
Minority interest	(49)	(27)	(13)	(87)	(273)

Net income	3,446	3,202	3,468	8,705	11,086

Per share data:
Earnings per share
– Basic	NT$0.46	NT$0.43	NT$0.46	NT$1.17	NT$1.47
– Diluted	NT$0.45	NT$0.42	NT$0.45	NT$1.14	NT$1.43

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,506,691	7,587,403	7,633,272	7,606,823	7,738,797

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Income Statements Data – EMS
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2012	Jun. 30 2012	Sep. 30 2011	Sep. 30 2012	Sep. 30 2011
Net revenues:
Total net revenues	15,116	13,400	14,116	42,342	43,198

Cost of revenues	(13,105)	(11,690)	(12,398)	(36,987)	(38,316)
Gross profit	2,011	1,710	1,718	5,355	4,882

Operating expenses:
Research and development	(421)	(422)	(426)	(1,285)	(1,240)
Selling, general and administrative	(658)	(651)	(687)	(1,942)	(2,075)
Total operating expenses	(1,079)	(1,073)	(1,113)	(3,227)	(3,315)
Operating income	932	637	605	2,128	1,567

Net non-operating (expenses) income:
Total non-operating (expenses) income	70	6	85	159	243
Income before tax	1,002	643	690	2,287	1,810

Income tax (expense)	(165)	(137)	(194)	(406)	(644)
Income from continuing operations and before minority interest	837	506	496	1,881	1,166
Minority interest	(101)	(68)	(5)	(221)	(10)

Net income	736	438	491	1,660	1,156

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Sep. 30, 2012	As of Jun. 30, 2012

Current assets:
Cash and cash equivalents	21,864	21,085
Financial assets – current	1,700	2,496
Notes and accounts receivable	33,410	31,619
Inventories	32,922	31,613
Others	5,706	5,085
Total current assets	95,602	91,898

Financial assets – non current	2,304	2,169
Properties – net	124,831	120,065
Intangible assets	15,788	16,036
Others	3,447	3,479
Total assets	241,972	233,647

Current liabilities:
Short-term debts – revolving credit	36,910	28,145
Current portion of long-term debts	2,961	3,983
Notes and accounts payable	22,682	21,855
Others	21,342	25,157
Total current liabilities	83,895	79,140

Long-term debts	44,560	43,571
Other liabilities	4,848	4,543
Total liabilities	133,303	127,254

Minority interest	2,797	2,689

Shareholders’ equity	105,872	103,704
Total liabilities & shareholders’ equity	241,972	233,647

Current Ratio	1.14	1.16
Net Debt to Equity	0.56	0.49

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Sep. 30, 2012	As of Jun. 30, 2012

Current assets:
Cash and cash equivalents	8,722	9,499
Financial assets – current	1,383	1,546
Notes and accounts receivable	12,167	11,187
Inventories	8,089	6,571
Others	6,173	6,240
Total current assets	36,534	35,043

Financial assets – non current	441	436
Properties – net	5,392	5,321
Intangible assets	177	185
Others	660	673
Total assets	43,204	41,658

Current liabilities:
Short-term debts – revolving credit	4,726	5,392
Current portion of long-term debts	582	558
Notes and accounts payable	12,148	10,465
Others	2,785	2,584
Total current liabilities	20,241	18,999

Long-term debts	974	1,033
Other liabilities	494	508
Total liabilities	21,709	20,540

Minority interest	1,742	1,666

Shareholders’ equity	19,753	19,452
Total liabilities & shareholders’ equity	43,204	41,658